FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 3, 2025

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

‘1 São Paulo, September 3 , 2025 – BrasilAgro (B 3 : AGRO 3 ) (NYSE : LND) announces its consolidated results for the quarter and year ended June 30 , 2025 (" 4 Q 25 " and " 2025 ," respectively) . The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS) . HIGHLIGHTS OF THE PERIOD Hedge Position (June 30, 2025) Cha nge 20 24 20 25 Cha nge 4 Q24 4 Q25 (R$ thousa nd) 14% 771.126 877.443 - 1% 230.364 228.735 Revenues f rom Operations - 18% 294.525 241.299 - 61% 289.360 111.998 Revenues f rom Farm Sales 5% 1.0 65.651 1.118.74 2 - 34% 519.724 34 0 .733 Net Sa les Revenue n.a 39.408 114.602 - 31% 32.028 22.109 Variation in bio. a sset fair value. 12% 1.10 5.0 59 1.233 .34 4 - 34% 551.752 362.84 1 Net Revenue¹ n.a 31.442 87.235 n.a 19.748 (111) Adj. EBI TDA f r om Op er a t i ons 6p.p. 4% 10% - 9p.p. 9% 0% Adj. EBI TDA Margin f rom Oper. (%) - 4% 279.817 267.321 - 73% 263 .399 72.0 4 2 Adjusted EBI TDA² - 3p.p. 25% 22% - 28p.p 48% 20% Adjusted EBI TDA Margin (%) 96% (21.508) (42.066) 1% (10.800) (10.871) Net I ncome from Operations - 2p.p. - 3% - 5% n.a - 5% - 5% Net Operating Margin (%) - 39% 226.867 138.0 19 - 74% 232.851 61.281 Net I ncome - 10p.p. 21% 11% - 25p.p. 42% 17% Net I ncome Margin (%) ¹ Net Revenue: Considers the change in f air value of biological assets and agricultural product and I mpairment. ² Adjusted EBI TDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted f or the harvest’s derivative results and depreciation expenses, including depreciation of f ixed assets of the f arms, developed areas and permanent crops. Chg. (% ) 20 24 20 25 Net Revenue (R$ thousand) Chg. (% ) 20 24 20 25 (Ton) Quantity Sold 14% 771.126 877.443 Total 3% 2.0 83.0 91 2.138.470 Total 17% 311.219 364.567 Soybean 16% 166.132 193.146 Soybean - 32% 88.268 60.372 Corn - 42% 134.379 77.811 Corn - 38% 11.302 7.040 Beans - 42% 5.303 3.100 Beans 13% 70.604 79.536 Feather Cotton 6% 8.055 8.546 Feather Cotton 13% 7.367 8.354 Seed Cotton 6% 10.158 10.721 Seed Cotton 36% 236.393 322.189 Sugarcane 5% 1.753.071 1.840.588 Sugarcane - 14% 29.599 25.470 Cattle Raising - 31% 4.115 2.858 Cattle Raising - 35% 14.284 9.325 Leasing - 10% 1.878 1.699 Others - 72% 2.090 591 Others

RESULTS 4Q25 | 2025

Hedge Position - Exchange	24/25					25/26			
Soybeans	1Q25	2Q25	3Q25	4Q25	Chg. (%)	2Q25	3Q25	4Q25	Chg. (%)
%	50%	67%	84%	99%	15 p.p.	-	24%	38%	14 p.p.
R$/USD	5,55	5,43	5,42	5,43	0,18%	-	6,39	6,23	-3%
Cotton	1Q25	2Q25	3Q25	4Q25	Chg. (%)	2Q25	3Q25	4Q25	Chg. (%)
%	56%	55%	62%	77%	14 p.p.	-	22%	47%	25 p.p.
c/lb	5,50	5,27	5,28	5,43	3%	-	6,74	6,71	-0,4%
Farm Sale Receivables	1Q25	2Q25	3Q25	4Q25	Chg. (%)	2Q25	3Q25	4Q25	Chg. (%)
%	53%	79%	93%	100%	7 p.p.	21%	26%	38%	12 p.p.
R$/USD	5,44	5,25	5,28	5,28	n.a	6,25	6,24	6,18	-1%

Hedge Position - Commodity	24/25					25/26			
Soybeans	1Q25	2Q25	3Q25	4Q25	Chg. (%)	2Q25	3Q25	4Q25	Chg. (%)
%	33%	46%	68%	89%	21 p.p.	-	20%	28%	8 p.p.
USD/bu	11,57	11,25	10,90	10,90	n.a	-	10,36	10,56	2%
Cotton	1Q25	2Q25	3Q25	4Q25	Chg. (%)	2Q25	3Q25	4Q25	Chg. (%)
%	26%	41%	44%	60%	16 p.p.	-	20%	46%	26 p.p.
c/lb	80,42	77,98	77,39	76,23	-1%	-	69,27	69,26	n.a
Farm Sale Receivables	1Q25	2Q25	3Q25	4Q25	Chg. (%)	2Q25	3Q25	4Q25	Chg. (%)
%	21%	80%	80%	100%	20 p.p.	-	20%	41%	21 p.p.
USD/bu	12,37	10,63	10,60	10,56	n.a	-	10,43	10,61	2%
Corn	1Q25	2Q25	3Q25	4Q25	Chg. (%)	2Q25	3Q25	4Q25	Chg. (%)
%	13%	45%	57%	99%	42 p.p.	-	-	-	n.a
R$/sc	55,17	51,08	53,22	53,19	n.a	-	-	-	n.a
Ethanol	1Q25	2Q25	3Q25	4Q25	Chg. (%)	2Q25	3Q25	4Q25	Chg. (%)
%	31%	31%	98%	100%	2 p.p.	29%	39%	43%	4 p.p.
R$/m3	2.594	2.594	2.464	2.464	n.a	2.654	2.679	2.684	0,19%
Total recoverable sugars	1Q25	2Q25	3Q25	4Q25	Chg. (%)	2Q25	3Q25	4Q25	Chg. (%)
%	4%	3%	98%	100%	2 p.p.	50,0%	60%	60%	n.a
R$/kg ATR	1,09	1,09	1,17	1,17	n.a	1,19	1,19	1,19	n.a

Status of Input Acquisitions

2025/26 Harvest

Input – % Purchased	apr/25	aug/25
Nitrogenous	-	19%
Potassium chloride	50%	81%
Phosphates	45%	89%
NPK - Formulated	10%	75%
Defensives	10%	75%

Projections 2025/26 Crop Year

brasilagro | www.ri.brasil-agro.com 12

Planted Area (ha) 24 / 25 Harvest 25/ 26 Harvest Chg. (%) estimated realized 5% 79.344 75.541 Soybean 69% 11.012 6.506 Corn 27% 16.316 12.827 Corn - 2nd Crop - 54% 786 1.720 Beans 8% 5.873 5.448 Beans - 2nd Crop - 70% 1.898 6.420 Cotton - 32% 2.214 3.249 Cotton - 2nd Crop 4% 27.051 26.028 Ratoon Cane - 46% 2.627 4.829 Plant Cane - 46% 8.649 16.115 Pasture 17% 16.841 14.382 Others n.a 172.610 173.0 67 Total Production by crop (ton) 24 / 25 Harvest 25/ 26 Harvest Chg. (%) estimated realized 17% 252.022 214.742 Soybean 43% 64.872 45.431 Corn 39% 99.230 71.487 Corn - 2nd Crop 41% 954 676 Beans 70% 7.274 4.288 Beans - 2nd Crop - 51% 8.427 17.248 Cotton - 20% 9.808 12.187 Cotton - 2nd Crop 21% 4 4 2.587 366.0 59 Total Sugarcane Harvest Year Result 20 25 Harvest Estimated 20 25 Harvest Projected Chg. (%) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) - 18% 1.861.794 2.272.136 Tons harvested - 1% 26.028 26.326 Hectares harvested - 17% 71,53 86,31 TCH - Harvest tons per hectares Chg. (%) 25/ 26 Harvest estimated* 24 / 25 Harvest realized Cattle Raising - 46% 8.649 16.115 Hectares - 36% 11.567 18.152 Number of heads - 15% 1.909.570 2.236.307 Meat production (kg) - 4% 0,47 0,49 Weight Gain per Day 59% 221 139 Weight Gain per hectare *The sale of Fazenda Preferência is already being considered. Cattle Corn - 25/ 26 Harvest (% ) Raising Sugarcane Cotton Beans 2nd Crop Corn Soybean Estimated 65% 68% 95% 97% 92% 82% 76% Variable costs 0% 0% 11% 13% 14% 13% 11% Seeds 0% 11% 23% 13% 39% 29% 21% Fertilizers 0% 6% 22% 19% 10% 14% 16% Defensives 0% 38% 26% 39% 27% 25% 25% Agricultural services 0% 8% 2% 3% 2% 1% 1% Fuels and Lubricants 7% 0% 0% 0% 0% 0% 0% Maintenance of machines and instruments 53% 0% 0% 0% 0% 0% 0% Animal Feed 5% 4% 11% 9% 1% 0% 1% Others 35% 32% 5% 3% 8% 18% 24 % Fixed costs 18% 3% 1% 3% 7% 6% 9% Labor 13% 13% 0% 0% 1% 1% 1% Depreciation and amortizat ion 0% 16% 1% 0% 0% 9% 13% I FRS 16 4% 0% 2% 0% 0% 2% 1% Others ‘ 3

Note that the estimates are hypothetical and do not constitute a guarantee of performance. To learn more about the operational estimates of the Company, refer to the section on projections in our Reference Form. ‘ 4 Var. 25/ 26 Harvest 24 / 25 Harvest (%) estimated realized Production Cost (R$/ ha) 7% 5.247 4.904 Soybean (1) - 7% 4.698 5.069 Corn (1) 4% 4.211 4.059 Corn 2nd Crop - 4% 4.121 4.296 Beans 32% 2.691 2.034 Beans 2nd Crop 14% 12.303 10.765 Cotton 12% 15.421 13.746 Cotton 2nd Crop + Pivot 16% 11.735 10.158 Sugargane (1) includes area opening amortizat ion

MESSAGE FROM MANAGEMENT We ended the 2024 / 25 crop year with Net Revenue of R $ 1 . 2 billion, a 5 % increase compared to the previous year, composed of R $ 877 . 4 million from agricultural products and R $ 241 . 3 million from farmland sales . Net Income totaled R $ 138 . 0 million and Adjusted EBITDA reached R $ 267 . 3 million . In the real estate segment, we completed the full sale of Fazenda Preferência, in Bahia, for R $ 141 . 4 million (nominal sale price), with an estimated IRR of 9 . 3 % per year . This farm had limited agricultural potential and was located in a low - liquidity region, which required a longer development process compared to the Company’s other properties, making this transaction a significant milestone in our history . In 2025 , we recorded R $ 241 . 3 million in farmland sales, including the second stage of Fazenda Alto Taquari and the conclusion of the Fazenda Rio do Meio sale, carried out in 2021 and 2022 , respectively . Over the past five years, farmland sales have totaled approximately R $ 1 . 9 billion (an annual average of R $ 380 . 4 million), demonstrating the consistency of our strategy of acquiring, developing, and monetizing rural properties . Also from a real estate perspective, our portfolio reached a market value of R $ 3 . 5 billion, according to an independent appraisal, representing an 18 % CAGR past 5 years . From an operational standpoint, we faced another challenging year, marked by adverse weather conditions and complexities in crop management . As a result, grain and cotton production was 9 % below initial estimates, driven by three main factors : (i) reduced planted area ; (ii) significant weather impacts during the production cycle ; and (iii) difficulties in agricultural management throughout crop development . On the other hand, our diversification strategy, supported by better margins in sugarcane and gains in cattle raising, combined with a strong commercial strategy and effective hedge operations — was essential to mitigate part of these effects and preserve margins in key crops . For the 2025 / 26 crop year, we project a promising scenario, with more stable weather and significant productivity gains . Despite the sales of properties completed in this fiscal year, we will maintain the total planted area thanks to the addition of a new lease in Mato Grosso and the entry into production of newly developed areas . We expect superior results, supported by more favorable weather conditions, stronger operational discipline, and consistent investments in technology . The creation of our new Agricultural Operations Center (COA) will be a milestone to enhance efficiency and accelerate the digital transformation of our farms . We close this cycle reaffirming our confidence in the strength of agribusiness and in our ability to turn challenges into opportunities . We will remain focused on efficiency, innovation, and capital discipline, always guided by the purpose of generating sustainable value for our shareholders and society . In 2025 , we also celebrated the 5 th anniversary of Instituto BrasilAgro, a milestone that symbolizes our commitment to social transformation and to generating a positive impact in the communities where we operate . André Guillaumon, CEO BrasilAgro ‘ 5 REAL ESTATE PERFORMANCE SALE OF FARM In June, the Company sold the entirety of the Preferência farm , located in Baianópolis, Bahia, for R $ 141 . 4 million , equivalent to R $ 11 , 390 . 74 per arable hectare . The payment will be made in fed cattle units (arroba), corresponding to 452 , 342 arrobas ( 36 . 44 arrobas per arable hectare), at a minimum guaranteed price of R $ 309 . 50 per arroba, subject to positive adjustments based on the market price of Barretos, São Paulo . The duration (average collection period) for this sale is 2 . 7 years .

The property spans 17 , 799 hectares ( 12 , 413 arable ha) and was acquired in 2008 for R $ 10 . 7 million, with additional investments of R $ 23 . 9 million . Its current book value is R $ 34 . 7 million . This farm, which has been part of the Company's portfolio for 17 years and is situated in a low - liquidity region, generated an approximate accounting gain of R $ 65 . 9 million (the difference between sale present value and book cost) for the Company, with an estimated IRR of 9 . 3 % per year . With this transaction, total farmland sales over the past five years have reached approximately R $ 1 . 9 billion, averaging R $ 380 . 4 million per year, which demonstrates the consistency of our value creation strategy through the acquisition, development, and sale of rural properties . FARM SALES IN THE LAST 5 YEARS PROPERTY PORTFOLIO The Company’s property portfolio comprises 252,796 hectares across six Brazilian states, as well as Paraguay and Bolivia. The current mix of production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow. 40. 0 31. 3 59. 0 15. 1 34. 0 34. 7 2.8 67. 1 130. 1 589. 0 4.4 7.8 17.8 62. 4 1.9 8. 5 409. 3 121. 9 364. 5 141. 4 19.0 56.5 19.9 42.2 52.4 13.6 14.5 16.0 15.0 9.3 JT Farm RM Farm AT Farm PY Farm RM Farm (may/21) (sep/21) (oct/21) (nov/22) (nov/22) Aquisition + Capex (R$ MM) AR Farm AR Farm (mar/17) (mar/17) Sale Value (R$ MM) JT Farm CH Farm PR Farm (jun/19) (mar/24) (Jul/25) IRR (%) ‘ 6

In August 2025, BrasilAgro entered into a long - term lease agreement for 3,000 arable hectares in the municipality of Comodoro, Mato Grosso. The farm will be integrated into the company’s existing operation in the region, where it currently operates 4,707 hectares. The property is suitable for a second crop on up to 25% of the area. The lease agreement covers 13 crop cycles, with an average price of 13.7 sacks of soybeans per hectare. The chart below shows the evolution of the owned portfolio development level of the in - house areas since the beginning of operations. MARKET VALUE OF THE PORTFOLIO As of June 30 , 2025 , the portfolio's market value, based on internal assessment, reached R $ 3 . 1 billion — an 8 % increase compared to the previous crop year . This appreciation was primarily driven by the maturation of existing areas, the addition of irrigated land in Bahia, and stronger soybean prices . The internal valuation was based on an average soybean price of R $ 108 . 81 per 60 bag, compared to R $ 104 . 75 in the prior year . % total Total Paraguay Bolivia Brazil 63% 119.067 32.408 8.978 77.681 Owned Arable Area 37% 69.660 - 1.065 68.595 Leased Arable Area - 188.727 32.4 0 8 10 .0 4 3 14 6.276 Total Arable Area - 64.069 26.313 1.042 36.714 Reserve + Owned Areas* - 252.796 Total Only the legal reser ves and APP (permanent preser vation area) of the com pany's own areas are under its management. 94% 47% 42% 28% 25% 42% 31% 25% 26% 6% 11% 27% 47% 49% 06/07 24/25 11/12 undeveloped 16/17 under development 21/22 developed ‘ 7

Meanwhile, Deloitte, the independent consulting firm engaged to carry out a market appraisal of our properties, valued our portfolio at R $ 3 . 5 billion, resulting in an average value of R $ 29 , 596 per arable hectare and CAGR of 18 % over the past five years . The chart below shows the internal assessment of our portfolio and the market appraisal carried out by the independent consulting firm Deloitte Touche Tohmatsu in recent years : NET ASSET VALUE (NAV) The market value of the properties considered in the calculation of the net asset value is as of June 30, 2025, net of taxes. The market value of the properties, net of taxes, was calculated based on internal assessment. 1.9 3.3 3.3 3.1 2.9 3.1 3.4 3.6 3.5 22,070.7 21,848.9 21,992.8 25,923.4 13,045.4 12,697.0 22,948.4 25,465.4 22,113.1 29,596.0 19/20 23/24 Historical Evolution of the Portfolio Assessment 25,465.4 22,948.4 20/21 Internal (R$ bn) 21/22 Deloitte (R$ bi) 22/23 R$/ha (internal) 24/25 R$/ha (Deloitte) ‘ 8 June 30 , 20 25 (R$ thousand) NAV Book 2.177.728 2.177.728 BrasilAgro's Equity 2.921.212 Properties appraisal¹ (1.323.834) ( - ) Balance Sheet - Land Value (I nvestment Properties) 3.775.10 6 2.177.728 NAV - Net Asset Value 99.615 99.615 Number of shares (ex - treasury) 37,90 21,86 NAV per share (ex - treasury)

OPERATIONAL PERFORMANCE 2024/25 The table below shows the cultivated area for the 2024/25 crop year by region. Due to weather conditions at the beginning of the crop year, the total planted area was reduced by 3 % compared to the initial estimate, primarily impacting soybean, cotton, and bean crops . Part of the soybean area was shifted to corn, taking advantage of a more favorable price environment . Grains and Cotton The production of grains and cotton was 9 % below the initial estimate, driven by three main factors : (i) reduction in planted area ; (ii) adverse weather events that impacted the production cycle ; and (iii) operational challenges during crop development . Even so, compared to the previous crop year, total production grew by 22% , with an increase of 65 , 300 metric tons . Soybeans Tota l Pa ra gua y Bolivia Bra sil PI MT MA SP BA Crop 26.0 28 - 1.831 24.197 - 4.903 15.054 4.240 - Ratoon 4 .829 - 195 4.634 - 134 2.800 1.700 - Plant Cane 75.54 1 6.329 3.797 65.415 12.479 30.104 6.070 889 15.873 Soybean 6.50 6 1.640 - 4.866 3.568 - 1.298 - - Corn 12.827 - - 12.827 - 11.452 1.375 - - Corn 2nd 1.720 - - 1.720 - - - - 1.720 Bean 5.4 4 8 - - 5.448 - 3.962 - - 1.486 Bean 2nd 6.4 20 2.121 - 4.300 - 1.094 - - 3.206 Cotton 3.24 9 - - 3.249 - 2.509 - - 740 Cotton 2nd 14 .382 4.631 - 9.751 - - - - 9.751 Others 156.951 14 .721 5.824 136.4 0 7 16.0 4 7 54 .158 26.597 6.829 32.776 Agricultur 16.115 4.461 - 11.654 - 1.062 - - 10.592 Pasture 173.0 67 19.182 5.824 14 8.0 61 16.0 4 7 55.220 26.597 6.829 4 3.368 Gra nd 44% Production Area by Crop Corn and Corn 2nd Crop Sugarcane Cotton Soybeans Bean 2nd Crop Pasture Other 8% 6% 9% 173.067 hectares 18% 4% 11% 7% 47% Production Area by Property Owned Area Operated by Brasilagro Lease to third parties Leased Area ‘ 9 173.067 46% hectares Chg. (% ) 24 / 25 Har v est Realized 24 / 25 Har v est Estimated Production per product (tons) - 15% 214.742 251.788 Soybean 8% 45.431 42.033 Corn 32% 71.487 54.102 Corn - 2nd Crop - 75% 676 2.691 Beans - 28% 4.288 5.933 Beans - 2nd Crop - 45% 17.248 31.170 Cotton - 25% 12.187 16.199 Cotton - 2nd Crop - 9% 366.0 59 4 0 3.917 Tota l

RESULTS 4Q25 | 2025

Soybean Productivity by level of development (Kg/ ha)	23/ 44	24/ 25	Var. (%)
New Area - 1st and 2nd year	2.553	2.629	3%
Under Development Area - 3rd and 4th year	2.945	2.388	-19%
Developed Area - Above 4th year	3.338	3.459	4%

Soy Productivity (Kg/ ha)	23/ 24 Harvest Realized (A)	24/ 25 Harvest Estimated (B)	24/ 25 Harvest Realized (C)	Change (%) C/ A	Change (%) C/ B
Brazil	3.162	3.439	3.274	4%	-5%
Paraguay	353	2.495	1.351	n.a	-46%
Bolivia	2.346	2.440	1.518	-35%	-38%

In Brazil, excessive rainfall in Mato Grosso and adverse climate conditions in developing regions affected the national average for production. These areas, being in a maturation phase, are particularly susceptible to climate variations, which contributed to the challenges experienced during the crop cycle.

Paraguay and Bolivia experienced even more pronounced effects, with production declining by approximately 45%. In Paraguay, the combination of drought at the beginning of the year and excessive rainfall in the following months severely compromised soybean productivity.

Corn

Corn Productivity (Kg/ ha)	23/ 24 Harvest Realized (A)	24/ 25 Harvest Estimated (B)	24/ 25 Harvest Realized (C)	Change (%) C/ A	Change (%) C/ B
Crop - Brazil	6.990	8.130	8.252	18%	1%
2nd Crop - Brazil	5.883	6.231	5.673	-4%	-9%
Crop - Paraguay	-	3.677	3.377	n.a.	-8%

Corn productivity benefited from favorable weather conditions throughout the crop cycle.

With the favorable second-crop corn price trend at planting time, we made the decision to increase the area planted with corn. A portion of this expansion occurred in developing areas with lower productivity potential, which affected the overall average yield.

brasilagro | www.ri.brasil-agro.com ‘10

Cotton productivity was severely impacted by adverse weather conditions, especially the prolonged drought in Bahia . In the case of second - crop cotton, especially in the Xingu/MT, region, issues related to crop management further constrained productivity, leading to results below expectations . ‘ 11 Beans productivity for 2024 / 25 was also affected by adverse weather conditions, particularly the drought in Bahia, which impacted drylands . Despite the positive results in Mato Grosso, the overall performance fell short of expectations . In April, we began to harvest the new sugarcane crop . By June 30 , 2025 , we had harvested 585 , 400 metric tons, with 75 . 06 tons of cane per hectare (TCH) . Sugarcane performance fell short of expectations due to several factors, including a higher - than - average age of the sugarcane fields, elevated temperatures during crop establishment, water deficits during peak plant growth, and frost episodes in Brotas, São Paulo . In addition, Mato Grosso experienced pests, affecting crop health . In light of this scenario, we have revised our forecasts and not project a total output of 1 . 9 million metric tons, with a TCH of 71 . 53 for the 2025 crop year . Cotton Change (% ) C/ B Change (% ) C/ A 24 / 25 Harvest Realized (C) 24 / 25 Harvest Estimated (B) 23/ 24 Harvest Realized (A) Feather Cotton Productivity (Kg/ ha) - 25% 10% 1.380 1.834 1.252 Crop - Brazil - 19% - 2% 1.542 1.896 1.565 2nd Crop - Brazil - 55% - 53% 363 800 780 Crop - Paraguay Change (% ) C/ B Change (% ) C/ A 24 / 25 Harvest Realized (C) 24 / 25 Harvest Estimated (B) 23/ 24 Harvest Realized (A) Seed Cotton Productivity (Kg/ ha) - 25% 8% 1.751 2.326 1.628 Crop - Brazil - 19% - 4% 1.955 2.405 2.035 2nd Crop - Brazil - 55% - 53% 578 1.275 1.230 Crop - Paraguay Beans Change (% ) C/ B Change (% ) C/ A 24 / 25 Harvest Realized (C) 24 / 25 Harvest Estimated (B) 23/ 24 Harvest Realized (A) Beans Productivity (Kg/ ha) - 46% - 43% 651 1.200 1.143 Crop - Brazil - 2% - 8% 1.090 1.107 1.180 2nd Crop - Brazil Sugarcane 20 25 Harvest 20 25 Harvest 20 24 Harvest Chg. (% ) Realized Chg. (% ) Estimated Realized Suga rca ne Ha rvest Yea r Result (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) - 74% 585.398 10% 2.272.136 2.060.451 Tons harvested n.a. 7.799 5% 26.326 25.132 Hectares harvested - 13% 75,06 5% 86,31 81,98 TCH - Harvest tons per hectares

Cattle Raising We have an inventory of 18 , 100 head of cattle distributed over 16 . 115 hectares of active pasture in Brazil and Paraguay . The reduction in beef production and in weight gain per hectare is explained by the 8 % drop in beef production in Brazil, caused by a severe dry spell in Bahia that reduced the herd’s production potential . In Paraguay, the strategy shifted from male cattle fattening to a full - cycle operation, focusing on the acquisition of heifers to build up breeding stock, leading to a production decrease of around 20% . Ca ttle Ra ising 24 / 25 Har v est Estimated 24 / 25 Har v est Realized Chg. (% ) - 1% 16.115 16.307 Hectares - 7% 18.152 19.423 Number of heads - 11% 2.236.307 2.503.926 Meat production (kg) - 4% 0,49 0,51 Weight Gain per Day - 10% 139 154 Weight Gain per hectare ‘ 12

FINANCIAL PERFORMANCE The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board . Seasonality PLANTING AND HARVESTING SCHEDULE The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions . Consequently, the Company's operating revenues are also seasonal as they are directly related to crop cycles . In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company’s results . In the first and second quarters (July through December), net revenue from grains and cotton is usually lower . On the other hand, sugarcane generates net revenue more evenly during the crop year . Jul Aug Feb Mar Apr May Jun Crop Planting Sugarcane Crop Crop Crop Cotton - 2nd Crop Planting Crop Beans - 2nd Crop Planting Cotton Planting Beans Planting Crop Corn - 2nd Crop Planting Crop Soybean Planting Crop Corn Planting Crop ïf üüff Sep Oct Nov Dec Jan ‘ 13 óf úf

EBITDA and Adjusted EBITDA EBITDA is presented according to accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization . Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms’ fixed assets, depreciation of the developed areas and depreciation of the permanent crop . EBITDA and Adjusted EBITDA from Operations In 4 Q 25 , Adjusted EBITDA was a negative R $ 111 , 000 , mainly impacted by the reversal of derivative gains, which shifted from R $ 13 . 1 million in 4 Q 24 to a loss of R $ 3 . 9 million, chiefly due to losses from debt swap transactions . During 2025 , performance was positive, with Adjusted EBITDA amounting to R $ 87 . 3 million, driven by improved margins for most crops, especially soybeans and sugarcane . Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 EBI TDA (R$ t hou sa nd) - 39% 226.867 138.0 19 - 74% 232.851 61.281 Net I ncome n.a (5.708) 80.396 n.a 36.653 (12.906) I nterest - 62% (35.352) (13.371) - 96% (28.184) (1.235) Taxes - 7% 80.175 74.953 - 70% 27.915 8.240 Depreciations and amortizations 5% 265.982 279.996 - 79% 269.235 55.379 EBI TDA Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Adjusted EBI TDA (R$ thousand) - 39% 226.867 138.0 19 - 74% 232.851 61.281 Net I ncome n.a (5.708) 80.396 n.a 36.653 (12.906) I nterest - 62% (35.352) (13.371) - 96% (28.184) (1.235) Taxes - 7% 80.175 74.953 - 70% 27.915 8.240 Depreciations and Amortizations n.a 58 1.424 n.a 58 1.424 Equity pick - up n.a 1.859 - n.a - - Other operating income/ expenses, net 1 n.a (39.408) (114.602) - 31% (32.028) (22.108) Elimination of biological gains n.a 17.041 112.815 n.a 13.011 41.223 Accomplish Fair Value - Biological Asset n.a 34.285 (12.312) n.a 13.123 (3.876) Derivatives Results - 4% 279.817 267.321 - 73% 263.399 72.0 4 2 Adjusted EBI TDA ‘ 14 (1) Sub scrip t ion bonus and restricted sha res to Agrifirma Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 EBI TDA (R$ t hou sa nd) 96% (21.50 8) (4 2.0 66) 1% (10 .80 0 ) (10 .871) Net Loss n.a (5.708) 80.396 n.a. 36.653 (12.906) I nterest - 62% (35.352) (13.371) - 96% (28.184) (1.235) Taxes - 7% 80.175 74.953 - 70% 27.915 8.240 Depreciations and amortizations n.a 17.60 7 99.911 n.a. 25.584 (16.773) EBI TDA Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Adjust ed EBI TDA (R$ t hou sa nd) 96% (21.50 8) (4 2.0 66) 1% (10 .80 0 ) (10 .871) Net Loss n.a (5.708) 80.396 n.a 36.653 (12.906) I nterest - 62% (35.352) (13.371) - 96% (28.184) (1.235) Taxes - 7% 80.175 74.953 - 70% 27.915 8.240 Depreciations and Amortizations n.a 58 1.424 n.a 58 1.424 Equity pick - up n.a 1.859 - n.a - - Other operating income/ expenses, net 1 n.a (39.408) (114.602) - 31% (32.028) (22.108) Elimination of biological gains n.a 17.041 112.815 n.a 13.011 41.223 Accomplish Fair Value - Biological Asset n.a 34.285 (12.312) n.a 13.123 (3.876) Derivatives Results n.a 31.4 4 2 87.23 5 n.a 19.74 8 (111) Adjust ed EBI TDA (1) Sub scrip t ion bonus and restricted sha res to Agrifirma

Income Statement NET SALES REVENUE SALE OF FARM In June, the Company completed the sale of the entirety of the Preferência farm, located in Baianópolis, Bahia, for R $ 141 . 4 million, with gains amounting to R $ 65 . 9 million . The Rio do Meio farm was sold in November 2022 , with its transfer of possession occurring in four phases . We completed the fourth phase, which involved the transfer of 660 hectares to the buyers and recognition of R $ 10 million in revenue . In 2025 , gains from the sale of farm reached R $ 180 . 1 million due to : (i) conclusion of the second phase of the Alto Taquari farm sale (R $ 104 . 1 million), completed in 2021 ; (ii) conclusion of the Rio do Meio farm sale (R $ 10 . 0 million), completed in 2022 ; and (iii) sale of the Preferência farm (R $ 65 . 9 million) . SALE OF AGRICULTURAL PRODUCTS In 4 Q 25 , net revenue from operations reached R $ 228 . 7 million . Despite the higher corn and sugarcane sales volume, net revenue decreased in relation to 4 Q 24 due to the lower sales volumes for soybeans, cotton and beans . In 2025 , net revenue from operations amounted to R $ 877 . 4 million, up 14 % from 2024 , mainly reflecting a 16 % increase in soybean sales volume, combined with the rise in the Total Recoverable Sugar (TRS) price (considering the Company's mix) from R $ 0 . 98 in 2024 to R $ 1 . 26 in 2025 . Net Revenue (R$ thousand) 4 Q25 4 Q24 Chg. (% ) 20 25 20 24 Chg. (% ) 5% 1.0 65.651 1.118.74 2 - 34% 519.724 34 0 .733 Total - 18% 294.525 241.299 - 61% 289.360 111.998 Sale of Farm 14% 771.126 877.443 - 1% 230.364 228.735 Sale of Agricultural Products Chg. (% ) 20 24 20 25 4 Q24 Chg. (% ) 4 Q25 Fa rm Sa les (R$ thousa nd) - 19% 421.549 343.113 415.072 - 64% 151.105 Nominal Value of Sale - 20% (127.024) (101.814) (125.712) - 69% (39.107) Present Value Adjustment - 18% 294 .525 24 1.299 289.360 - 61% 111.998 Revenue from Fa rms Sa le - 23% (10.751) (8.304) (10.562) - 64% (3.804) Sales Taxes 49% (35.399) (52.909) (35.147) 3% (36.041) Selling Costs - 27% 24 8.375 180 .0 86 24 3.651 - 70% 72.153 Fa rm Sa le Ga in ‘ 15 Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Net Revenue (R$ thousa nd) 14% 771.126 877.4 4 3 - 1% 230 .364 228.735 Total 17% 311.219 364.567 - 19% 118.014 95.354 Soybean - 32% 88.268 60.372 n.a 10.975 29.511 Corn - 38% 11.302 7.040 - 76% 7.176 1.730 Beans 13% 70.604 79.536 - 41% 17.214 10.074 Feather Cotton 13% 7.367 8.354 66% 521 864 Seed Cotton 36% 236.393 322.189 19% 69.495 82.766 Sugarcane - 14% 29.599 25.470 61% 4.374 7.036 Cattle Raising - 35% 14.284 9.325 - 7% 2.521 2.338 Leasing - 72% 2.090 591 n.a 74 (937) Others Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Qua ntity sold (tons) 3% 2.0 83.0 91 2.138.4 70 10% 539.0 97 592.583 Total 16% 166.132 193.146 - 17% 64.393 53.515 Soybean - 42% 134.379 77.811 69% 20.764 35.038 Corn - 42% 5.303 3.100 - 66% 2.971 999 Beans 6% 8.055 8.546 - 29% 1.763 1.260 Feather Cotton 6% 10.158 10.721 n.a 278 785 Seed Cotton 5% 1.753.071 1.840.588 12% 448.008 499.915 Sugarcane - 31% 4.115 2.858 30% 608 790 Cattle Raising - 10% 1.878 1.699 - 10% 312 279 Others

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS ‘ 16 The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation) . Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm . IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET) A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value . The realization value is the estimated sales price during the normal course of business less the estimated selling expenses . Chg. (% ) 20 24 20 25 4 Q24 Chg. (% ) Changes in the fair value of biological 4 Q25 assets (R$ thousand) n.a 4 0 .4 99 122.671 - 15% 32.798 28.0 13 Total 81% 28.605 51.786 - 27% (2.800) (2.035) Soybean n.a (1.393) 20.013 n.a 33 8.589 Corn n.a 4.799 (5.421) - 30% (1.582) (1.107) Cotton 90% 21.996 41.812 - 58% 40.626 16.983 Sugarcane n.a (6.704) 17.728 n.a 305 7.265 Cattle Raising - 52% (6.805) (3.246) - 56% (3.784) (1.683) Others Reversal of provision for agricultural 20 24 Chg. (% ) 20 25 Chg. (% ) 4 Q24 4 Q25 products after harvest (R$ thousand) n.a (1.0 91) (8.0 69) n.a (770) (5.90 4 ) Total n.a (357) (850) n.a 5 (418) Soybean n.a (195) (4.881) n.a (614) (5.123) Corn n.a (393) (2.174) n.a (102) (320) Cotton 12% (146) (164) - 26% (59) (44) Others

COST OF GOODS SOLD (COGS) ‘ 17 In 4 Q 25 , the total cost of goods sold increased by 5 % compared to 4 Q 24 , reflecting the 10 % increase in the quarter's sales volume, driven mainly by the higher sales of corn and sugarcane . The 12 % increase in costs in 2025 vs . 2024 was mainly driven by a 16 % rise in the volume of soybeans traded and a 12 % increase in cotton lint costs, resulting from higher prices used in fair value marking and a slight increase in unit cost . In addition, sugarcane costs also rose, especially in Brotas, São Paulo, due to increased operational expenses in this region, offset by higher selling prices . In 4 Q 25 , despite a 17 % decrease in invoiced volume and a 3 % reduction in unit price, gross margin increased from 8 % in 4 Q 24 to 16 % in 4 Q 25 , an improvement of 8 percentage points . This outcome reflects an 11 % reduction in unit cost, which offset the revenue decline and supported margin expansion . In 2025 , soybeans achieved gross margin of 17% , up 9 p . p . from 2024 , driven by a 16 % increase in sales volume and 8 % reduction in unit costs, thanks to lower input prices . In 4Q25, despite a 59% increase in unit price and a 69% rise in invoiced volume, gross margin fell to 25% due to a 71% surge in unit costs — a reduction of 5 p.p. from 4Q24. Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 (R$ thousand) - 1% (729.978) (721.0 95) - 7% (213.562) (197.795) Cost of Goods Sold 7% (284.862) (303.562) - 26% (108.058) (79.854) Soybean - 38% (96.333) (59.695) n.a (7.659) (22.061) Corn - 44% (12.437) (6.955) - 72% (7.349) (2.028) Bean 9% (58.414) (63.773) - 7% (8.543) (7.982) Feather Cotton 32% (11.570) (15.329) n.a (236) (1.253) Seed Cotton 10% (205.654) (226.728) 9% (66.666) (72.939) Sugarcane - 21% (30.025) (23.805) 64% (4.429) (7.269) Cattle Raising 2% (2.107) (2.151) 24% (464) (574) Leasing - 33% (28.576) (19.097) - 62% (10.158) (3.836) Others Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 (R$ thousand) 12% (74 7.0 19) (833.910) 5% (226.572) (239.0 18) Total Cost of Goods Sold 17% (295.345) (346.082) - 19% (112.069) (91.258) Soybean - 26% (93.818) (69.098) n.a (10.912) (35.181) Corn - 45% (12.582) (6.955) - 72% (7.349) (2.028) Bean 12% (63.921) (71.528) - 45% (13.922) (7.680) Feather Cotton 15% (9.598) (11.017) 26% (788) (996) Seed Cotton 34% (212.925) (284.684) 33% (67.964) (90.476) Sugarcane - 21% (30.026) (23.805) 64% (4.429) (7.269) Cattle Raising 2% (2.107) (2.151) 24% (464) (574) Leasing - 30% (26.697) (18.591) - 59% (8.675) (3.557) Others GROSS INCOME BY CROP Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Soybea ns 16% 166.132 193.146 - 17% 64.393 53.515 Quant ity sold (tons) 17% 311.219 364.567 - 19% 118.014 95.354 Net Revenue 1% 1.873 1.888 - 3% 1.833 1.782 Unit Price (R$/ ton) 7% (284.862) (303.562) - 26% (108.058) (79.854) Total Cost - 8% (1.715) (1.572) - 11% (1.678) (1.492) Cost (R$/ ton) 99% 159 316 87% 155 290 Gross Unit Result (R$/ ton) 9 p.p 8% 17% 8 p.p 8% 16% % Gross Result n.a 26.357 61.0 0 5 56% 9.955 15.50 1 Tota l Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Corn - 42% 134.379 77.811 69% 20.764 35.038 Quant ity sold (tons) - 32% 88.268 60.372 n.a 10.975 29.511 Net Revenue 18% 657 776 59% 529 842 Unit Price (R$/ ton) - 38% (96.333) (59.695) n.a (7.659) (22.061) Total Cost 7% (717) (767) 71% (369) (630) Cost (R$/ ton) n.a (60) 9 33% 160 213 Gross Unit Result (R$/ ton) 10 p.p - 9% 1% - 5 p.p 30% 25% % Gross Result n.a (8.0 65) 676 n.a 3.316 7.4 50 Tota l

In 4 Q 25 , beans had a negative gross margin of 17% , impacted by a 28 % reduction in unit price . Low productivity and decline in crop quality contributed to margin compression and the negative performance of beans . In 2025 , beans reached gross margin of 1% , advancing 11 p . p . from 2024 . This result was driven by the sales strategy adopted in 3 Q 25 , which involved retaining part of the previous harvest, leading to a partial price recovery and positively influencing annual performance . In 4Q25, sugarcane gross margin was 12%, advancing 8 p.p. from the previous crop year, reflecting a 7% increase in unit price and reduction of 2% in costs. In 2025, sugarcane achieved gross margin of 30%, up 17 p.p. from 2024, chiefly reflecting the increase in TRS price (considering the Company's mix) from R$0.98 in 2024 to R$1.25 in 2025. In 4 Q 25 , feather cotton reached gross margin of 21% , down 29 p . p . from 4 Q 24 , mainly reflecting a 31 % increase in unit costs, influenced by higher investments in crop management, which put pressure on profitability for the quarter . On the other hand, gross margin came to 20 % in 2025 , supported by the positive margins recorded in previous quarters . In 2025, corn achieved a positive margin of 1%, reflecting an increase of 18% in unit price. Compared to 2024, total revenue decreased by 32%, mainly reflecting the reduced invoiced volume. Bea ns 4 Q25 4 Q24 Chg. (% ) 20 25 20 24 Chg. (% ) 5.303 - 42% 3.100 2.971 - 66% 999 Quant ity sold (tons) 11.302 - 38% 7.040 7.176 - 76% 1.730 Net Revenue 2.131 7% 2.271 2.415 - 28% 1.731 Unit Price (R$/ ton) (12.437) - 44% (6.955) (7.349) - 72% (2.028) Total Cost (2.345) - 4% (2.243) (2.474) - 18% (2.030) Cost (R$/ ton) (214) n.a 27 (58) n.a (298) Gross Unit Result (R$/ ton) - 10% 11 p.p 1% - 2% 15 p.p - 17% % Gross Result (1.135) n.a 85 (172) 73% (298) Tota l Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Suga rca ne 5% 1.753.071 1.840.588 12% 448.008 499.915 Quant ity sold (tons) 36% 236.393 322.189 19% 69.495 82.766 Net Revenue 30% 135 175 7% 155 166 Unit Price (R$/ ton) 10% (205.654) (226.728) 9% (66.666) (72.939) Total Cost 5% (117) (123) - 2% (149) (146) Cost (R$/ ton) n.a 18 52 n.a 6 20 Gross Unit Result (R$/ ton) 17 p.p 13% 30% 8 p.p 4% 12% % Gross Result n.a 30 .739 95.4 62 n.a 2.829 9.827 Tota l ‘ 18 Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Fea ther Cotton 6% 8.055 8.546 - 29% 1.763 1.260 Quant ity sold (tons) 13% 70.604 79.536 - 41% 17.214 10.074 Net Revenue 6% 8.766 9.307 - 18% 9.764 7.998 Unit Price (R$/ ton) 9% (58.414) (63.773) - 7% (8.543) (7.982) Total Cost 3% (7.252) (7.462) 31% (4.846) (6.337) Cost (R$/ ton) 22% 1.513 1.844 - 66% 4.918 1.661 Gross Unit Result (R$/ ton) 3 p.p 17% 20% - 29 p.p 50% 21% % Gross Result 29% 12.190 15.763 - 76% 8.671 2.0 92 Tota l Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Seed Cotton 6% 10.158 10.721 n.a 278 785 Quant ity sold (tons) 13% 7.367 8.354 66% 521 864 Net Revenue 7% 725 779 - 41% 1.876 1.100 Unit Price (R$/ ton) 32% (11.570) (15.329) n.a (236) (1.253) Total Cost 26% (1.139) (1.430) 88% (850) (1.596) Cost (R$/ ton) 57% (414) (651) n.a 1.026 (496) Gross Unit Result (R$/ ton) - 26 p.p - 57% - 83% n.a 55% - 45% % Gross Result 66% (4 .20 3) (6.975) n.a 285 (389) Tota l

In 4 Q 25 , cottonseed posted a negative margin of 45 % compared to 4 Q 24 , due to a significant increase in unit costs (+ 88% ) combined with a 41 % drop in selling price . In 2025 , gross margin was a negative 83% , affected by the negative results of previous quarters . In 2025, gross operating income totaled R$338.2 million, an increase of R$26.3 million over 2024, reflecting the higher margins for most crops, particularly sugarcane, soybeans and cotton lint. SELLING EXPENSES Selling expenses grew 8 % in 4 Q 25 , totaling R $ 20 . 1 million, driven by a 20 % increase in freight expenses due to sales under the CIF terms, in which the Company is responsible for transportation to the port, and by a 65 % rise in storage and processing expenses, reflecting the higher soybean volume produced . In 2025 , expenses amounted to R $ 59 . 5 million, 8 % than in 2024 , mainly influenced by higher freight costs, due to the increase in soybean sales volume, changes in the commercial strategy with direct sales to the port, increase in freight price by R $ 200 /metric ton, and the use of third - party warehouses . GENERAL AND ADMINISTRATIVE EXPENSES Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Ca ttle Ra ising - 31% 4.115 2.858 30% 608 790 Quant ity sold (tons) - 14% 29.599 25.470 61% 4.374 7.036 Net Revenue 24% 7.193 8.910 24% 7.192 8.902 Unit Price (R$/ ton) - 21% (30.025) (23.805) 64% (4.429) (7.269) Total Cost 14% (7.296) (8.328) 26% (7.281) (9.197) Cost (R$/ ton) n.a (103) 582 n.a (89) (295) Gross Unit Result (R$/ ton) 8 p.p - 1% 7% - 2 p.p - 1% - 3% % Gross Result n.a (4 26) 1.665 n.a (54) (233) Tota l In 2025 , cattle raising achieved gross margin of 7% , advancing 8 p . p . from 2024 , mainly driven by a 24 % increase in unit price, which offset the 14 % rise in unit cost, contributing to the positive margin performance in the year . Tota l Gross I ncome 4 Q 25 4 Q 24 Chg . ( % ) 20 25 20 24 Chg . ( % ) 26.357 n.a 61.005 9.955 56% 15.501 Soybeans (8.065) n.a 676 3.316 n.a 7.450 Corn (1.135) n.a 85 (172) 73% (298) Beans 30.739 n.a 95.462 2.829 n.a 9.827 Sugarcane 12.190 29% 15.763 8.671 - 76% 2.092 Feather Cotton (4.203) 66% (6.975) 285 n.a (389) Seed Cotton (426) n.a 1.665 (54) n.a (233) Cattle raising (14.310) - 21% (11.332) (8.027) - 63% (3.010) Others 22.366 - 92% 1.787 19.016 n.a (19.115) Biological Assets n.a 63.515 158.135 - 67% 35.821 11.824 Agricultura l Products - 27% 248.375 180.086 - 70% 243.651 72.153 Gain f rom sale of f arm 8% 311.890 338.221 - 70% 279.4 72 83.977 Tota l ¹ Biological Asset s = Variation in the Fair Value of the Biological Asset + Biological Asset s appropriated to cost. Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 (R$ thousa nd) 8% (55.0 64 ) (59.512) 8% (18.524) (20 .0 58) Selling expenses 22% (21.707) (26.483) 20% (8.550) (10.228) Freight - 3% (26.550) (25.693) 65% (3.899) (6.435) Storage and Processing 15% (6.010) (6.928) - 47% (5.945) (3.154) Fees n.a - 203 n.a 65 - Provision f or doubtf ul accounts - 23% (798) (611) 24% (195) (241) Others ‘ 19

In 2025, general and administrative expenses increased 3% from 2024, reflecting: (i) the increase in depreciation and amortization, resulting from office renovations, the recognition of right - of - use assets according to IFRS 16, as well as the implementation of new systems; (ii) the increase in personnel expenses, explained mainly by the payment of a 4.65% wage increase, adjustment to benefits and severance payments; (iii) the increase in software expenses, due to the implementation of new management systems and the enhancement of server and equipment infrastructure. (iv) such increase was partially offset by the reduction in expenses with legal services and the absence of the biennial fair value evaluation of the farms, conducted in the 22/23 fiscal year. OTHER OPERATING INCOME / EXPENSES The variations in other operating revenue/expenses reflected mainly : expenses related to M&A, which include the acquisition of the Novo Horizonte farm, compensation for the tenant due to the sale of the Chaparral farm, and prospecting expenses . Such increase was partially offset by gains recognized in connection with lawsuits with a favorable decision for the Company . (R$ thousand) 4 Q25 4 Q24 Chg. (% ) 20 25 20 24 Chg. (% ) 3% (65.534) (67.4 88) (18.953) - 12% (16.710) General and Administrative 84% (1.470) (2.710) (385) n.a (819) Depreciation and Amortization 6% (40.226) (42.582) (11.235) - 2% (10.987) Personnel expenses - 23% (1.800) (1.392) (1.800) - 98% (42) I LPA expenses - 21% (9.779) (7.720) (2.275) 1% (2.291) Expenses with services providers 11% (637) (707) (127) 22% (154) Leases and Rents - 22% (4.548) (3.525) (459) - 41% (271) Taxes and fees - 4% (1.131) (1.083) (473) - 31% (328) Travel expenses 75% (3.041) (5.316) (1.146) 26% (1.447) Softwares & Signatures - 12% (841) (740) (173) - 2% (170) I nsurance - 17% (2.061) (1.714) (879) - 77% (202) Others expenses Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 (R$ thousa nd) - 12% (5.4 27) (4 .753) n.a (617) 1.354 Other opera ting income/ expenses n.a (212) 1.056 n.a (722) 1.799 Gain/ Loss on sale of f ixed assets n.a - (4.804) n.a - - Expenses with M&A n.a (125) 338 n.a 211 (746) Expenses with lawsuits - 56% (3.000) (1.314) n.a - - Donations to BrasilAgro I nstitute n.a (1.859) - n.a - - Warrants n.a - (290) n.a - - Compensation expenses n.a - 348 n.a - - Earnings f rom advantageous purchase - 62% (231) (87) n.a (106) 301 Others ‘ 20

FINANCIAL INCOME (LOSS) ‘ 21 The consolidated financial result is composed of the following elements : (i) interest on loans ; (ii) inflation adjustment on the amount payable for the acquisition of farm ; (iii) foreign exchange variation on offshore account, loans and inputs ; (iv) present value of receivables from the sale of farm (fixed in soybean bags) and from leases ; (v) gain/loss from hedge transactions ; and (vi) bank expenses and charges as well as income from financial investments of cash and cash equivalents . The increase in the interest line reflects the higher average debt balance, which increased from R $ 662 . 1 million to R $ 790 . 2 million, driven by the growth of working capital, in line with the Company’s strategy of carrying soybean inventory into the second half of the year to capture better prices . The variation in fair value between the years reflected adjustments to receivables and lease agreements . In 2024 , the result benefited from the depreciation of the Brazilian real against the U . S . dollar . In 2025 , the positive impact was driven by an increase in soybean premium in Brazil, despite a decrease in soybean prices on the Chicago Board of Trade (CBOT) . Lease agreements underwent negative adjustments as a result of contract revisions, operational modifications, and indicator updates . In 2025 , a net gain of R $ 20 . 9 million in derivative transactions was driven by gains from hedging strategies for grains (R $ 47 . 3 million) and cotton (R $ 4 . 8 million), which were partially offset by losses on debt swap (R $ 21 . 0 million) and ethanol hedge (R $ 12 . 0 million) operations . In 2024 , grain operations delivered neutral results, while cotton registered a loss of R $ 5 . 1 million and swaps accounted for a loss of R $ 17 . 3 million . The gain/loss from derivative transactions reflects mainly the result of commodity and U . S . dollar FX hedge operations contracted to reduce the volatility in the Company’s exposure, since our revenues, inventories, biological assets and farm receivables are positively or negatively correlated to commodity prices and the U . S . dollar rate . Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 (R$ thousa nd) n.a 5.70 8 (80 .396) n.a (36.653) 12.90 6 Tota l 27% (65.428) (82.937) 16% (20.686) (24.041) I nterest (i) n.a 35 (57) n.a (21) - Monetary variation (ii) n.a (1.737) 378 22% 2.687 3.283 Exchange vartiation (iii) n.a 73.078 (31.939) n.a 45.318 (4.544) Present value adjustment (iv) n.a (24.641) 20.999 n.a (66.561) 35.144 Derivative operations results (v) - 46% 24.401 13.160 17% 2.610 3.064 Other f inancial income / expenses (vi)

RESULTS 4Q25 | 2025

DERIVATIVE OPERATIONS

HEDGE POSITION ON JUNE 30, 2025

Harvest	Soybeans			FX		
	Volume	% of hedge(1)	Price (USD/ bu)	Volume (thousand)	% of hedge(2)	BRL/ USD
24/ 25	162.701 ton	89%	10,90	USD 62.300	99%	5,43
25/ 26	63.000 ton	28%	10,56	USD 24.300	38%	6,23

Harvest	Corn			FX		
	Volume	% of hedge(1)	Price (USD/ bu)	Volume (thousand)	% of hedge(2)	BRL/ USD
24/ 25	113.590 ton	99%	53,19	-	-	-

Harvest	Cotton			FX		
	Volume	% of hedge(1)	Price (USD/ lb)	Volume (thousand)	% of hedge(2)	BRL/ USD
24/ 25	7.634 ton	60%	76,23	USD 15.599	77%	5,43
25/ 26	3.224 ton	46%	69,26	USD 4.904	47%	6,71

Harvest	Ethanol			FX		
	Volume	% of hedge(1)	Price (R$/ m^3)	Volume (thousand)	% de hedge(2)	BRL/ USD
23/ 24	134.698 m³	100%	2.464	-	-	-
24/ 25	60.150 m³	43%	2.684	-	-	-

Harvest	Total recoverable sugars (TRS)			FX		
	Volume	% of hedge(1)	Price (R$/ kg ATR)	Volume (thousand)	% de hedge(2)	BRL/ USD
23/ 24	43.589 ton	100%	1,17	-	-	-
24/ 25	29.936 ton	60%	1,19	-	-	-

Harvest	Farm Sale Receivables			FX		
	Volume	% of hedge(1)	Price (USD/ bu)	Volume (thousand)	% of hedge(2)	BRL/ USD
2025	109.624 ton	100%	10,56	34.675	100%	5,28
2026	36.000 ton	41%	10,61	11.176	38%	6,18

(1) Percentage of the soybean volume hedged, in metric tons.
(2) Percentage of expected revenue in USD.
(3) Percentage of the ethanol volume hedged, in m³.

Note: For ethanol hedge, we consider the crop year as the sugarcane calendar (April through March).

brasilagro www.ri.brasil-agro.com ‘22

Balance Sheet APPROPRIATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS In accordance with the corporate legislation in force and the Bylaws of the Company, the management proposed the following distribution of net income from the fiscal year ended June 30, 2025: ‘ 23 The proposal will be submitted for approval by the next Annual Shareholders Meeting to be held in October 2025. CASH AND CASH EQUIVALENTS DEBT 20 24 20 25 R$ thousa nd 226.867 138.019 Net income (11.343) (6.901) ( - ) Appropriation of the legal reserve (5% of net income) 215.524 131.118 Adjusted Net I ncome (53.881) (32.780) ( - ) Minimum compulsory dividends - 25% of adjusted net income (96.119) (42.220) ( - ) Proposed aditional dividends (155.0 0 0 ) (75.0 0 0 ) Tota l Dividends 60 .524 56.117 Appropria tion of reserve for investment a nd expa nsion 10 2.683 .4 4 4 10 2.683 .4 4 4 Number of sha res (3.067.987) (3.067.987) ( - ) Trea sury Shares 99.615.457 99.615.457 (=) Outstanding sha res 1,56 0 ,75 Dividends per sha re (R$) Chg. (% ) 0 6/ 30 / 20 24 Ca sh a nd Ca sh equiva lents 0 6/ 30 / 20 25 (R$ thousa nd) - 16% 170 .953 14 2.90 8 Ca sh a nd Ca sh equiva lents - 3% 17.821 17.294 Cash and Banks 14% 80.398 91.868 Bank deposit certif icates n.a 5.058 - Financial Bill - 50% 67.676 33.746 Committed - 26% 22.94 1 16.90 8 Ma rketa ble securities - 26% 22.805 16.908 Financial Treasury Bill n.a. 136 - Others securities n .a 15.720 - Restricted Ma rketa ble securities n.a 15.720 - Bank deposit certif icates - 24% 20 9.614 159.816 Tota l

The biological assets for cattle are measured at fair value and controlled in accordance with two methodologies : calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight . Chg. (% ) 0 6/ 30 / 20 24 0 6/ 30 / 20 25 (R$ thousa nd) n .a . 177.311 355.84 1 Short Term 5% 50 4 .627 529.678 Long Term 30% 681.938 885.519 Tota l I ndebtedness - 24% 209.614 159.816 ( - ) Cash and cash equivalents 54% 4 72.324 725.70 3 (=) Adjust ed Net Deb t - 4% 279.817 267.321 Adjusted EBI TDA for the la st 12 months 61% 1,69x 2,71x Adjusted Net Debt / Adjusted EBI TDA 55% 12% 19% Adjusted Net Debt / NAV The average cost of debt is 91.22% of the CDI rate. TRADE ACCOUNTS RECEIVABLE Chg. (% ) 0 6/ 30 / 20 24 0 6/ 30 / 20 25 (R$ thousa nd) 4% 43.953 45.800 Sugarcane Sales 78% 41.587 73.869 Grains Sales 56% 2.534 3.946 Cotton Sales 86% 1.196 2.226 Cattle Raising Sales 2% 15.075 15.357 Leases and Rents 76% 6.942 12.218 Machinery Sales - 6% 249.327 235.419 Farm Sales 8% 360 .614 388.835 - 6% (4.031) (3.777) Expected losses 8% 356.583 385.0 58 Current tota l n.a 520.758 521.210 Farm Sales n.a 520 .758 521.210 Non - current tota l INVENTORIES Chg. (% ) 0 6/ 30 / 20 25 0 6/ 30 / 20 24 (R$ thousa nd) ‘ 24 n.a. 107.538 120.562 Soybean - 22% 19.387 15.156 Corn - 16% 22.579 18.934 Bean 37% 17.288 23.638 Cotton 33% 681 909 Other crops 7% 167.4 73 179.199 Agricultura l Products n.a. 14 .0 30 4 2.914 Agricultura l Products - Fa ir Va lue 37% 52.0 39 71.4 0 5 Sup p l ies 26% 233.54 2 293.518 Tota l

DEPRECIATION – AREA CLEARING CAPEX - PROPERTY, PLANT AND EQUIPMENT I nventories - Ca ttle Ra ising Tota l Hea ds Va lue ( R$ thousa nd) 4 1.595 17.624 I n J une 30 , 20 24 10.263 8.501 Aquisition, Birth | Aquisition Expenses 16.431 - Handling Expenses (24.184) (7.429) Sales (1.384) (488) Deaths (139) (34) Consumption (1.106) - Exchange variation 17.728 - Fair value variation 59.20 4 18.174 I n J une 30 , 20 25 INVESTMENT PROPERTIES The Company’s business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities . The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities . Once a rural property is acquired, the Company strives to implement higher value - added crops and transform such properties by investing in infrastructure and technology . According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains . The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under “Non - Current Assets . " Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment . Acquisition Buildings and Area Construction I nvestment (R $ thousand) Properties in progress Opening improvements value 1.333.540 57.060 231.020 106.373 939.087 I nitial Balance 67.773 65.337 787 1.563 86 Acquisitions 3.266 577 - 2.689 - Acquisitions - Merger of (37.580) (448) (17.938) (6.412) (12.782) Reductions (22) (77.351) 44.705 32.624 - Transfers (35.980) - (29.171) (6.809) - Depreciation (7.163) (133) (979) (476) (5.575) Cumulative Translation 1.323.834 4 5.0 4 2 228.4 24 129.552 920 .816 I n June 30 , 20 25 Chg. (% ) 20 24 20 25 Chg. (% ) 4 Q24 4 Q25 Deprecia tion (R$ thousa nd) 17% (18.353) (21.479) 15% (4.973) (5.703) Maintenance 8% (7.133) (7.693) 9% (1.842) (2.002) Opening 14% (25.4 87) (29.171) 13% (6.815) (7.70 5) Tota l ‘ 25

(R$ thousand) Buildings and Equipments improvements and facilities Machinery Furniture and untensils Fixed assets in progress Sugarcane Total fixed assets 202.130 114.496 185 3.839 22.803 60.754 53 I nitial Balance 78.838 51.294 3.466 866 9.602 13.610 - Acquisitions 18.049 - - 76 3.889 14.084 - Business combination (11.552) (20) - (31) (6.183) (5.273) (45) Reductions 22 (129) (3.647) - 82 3.716 - Transfers (54.625) (34.795) - (619) (11.131) (8.072) (8) Depreciation (193) (134) - (5) (3) (51) - Cumulative Translation 232.669 130 .712 4 4 .126 19.0 59 78.768 - I n J une 30 , 20 25 ‘ 26

CAPITAL MARKETS The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B 3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange) . Stock Performance On September 9 , 2025 , BrasilAgro’s shares (AGRO 3 ) were quoted at R $ 20 . 82 , representing market capitalization of R $ 2 . 1 billion, while its ADRs (LND) were quoted at US $ 3 . 92 . 80 90 100 110 120 AGRO3 x Ibovespa (base 100 = 06/30/2024) IBOV AGRO3 20 24 20 25 HI GHLI GHTS - AGRO3 11.077.032 4.038.443 Average Daily Traded Volume (R$) 26,97 22,84 Maximum (R$ per share) 20,78 19,80 Mininum (R$ per share) 24,45 21,18 Average (R$ per share) 25,64 19,80 Closing Quote (R$ per share) 5% - 23% Variation in the period (%) ‘ 27

‘28 CONTACT INFORMATION Telephone: + 55 (11) 3035 - 5374 Email: ri@brasil - agro.com Investor Relations Team Disclaimer The statements contained in this document relating to business outlooks, projections on operating and financial results and those relating to BrasilAgro's growth prospects are mere projections and, as such, are based solely on the expectations of the management about the future of the business . These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to changes without notice .

WEIGHTS AND MEASURES IN AGRIBUSINESS ‘ 29 Weights a nd Mea sures used in Agriculture 1.000 kg 1 ton 2,20462 pounds 1 Kilo 0,45349 kg 1 pound 0,1840 bushel 1 acre 2,47105 acres 1 hectare (ha) 10.000 m2 1 hectare (ha) 5,4363 acres 1 bushel Soybea n 27,2155 kg 60 pounds 1 bushel of soybean 2,20462 bushels 60 kg 1 bag of soybean 67,25 kg/ ha 1 bushel/ acre 2,3621 US$/ bag 1,00 US$/ bushel Corn 25,4012 kg 56 pounds 1 bushel of corn 2,36210 bushels 60 kg 1 bag of corn 62,77 kg/ ha 1 bushel/ acre 2,3621 US$/ bag 1,00 US$/ bushel Ca ttle 15 kg ~66.2 pounds 1 arroba 30 kg ~33.1 pounds 1 arroba (including carcass)

RESULTS 4Q25 | 2025

PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/ 07	Grains and Pasture	8.868	7.007
2	Alto Taquari Farm [1]	Alto Taquari / MT	aug/ 07	Sugarcane	1.373	764
3	Chaparral Farm	Correntina / BA	nov/ 07	Grains and Cotton	24.841	17.651
4	Nova Buriti Farm	Bonito de Minas / MG	dec/ 07	Forest	24.212	17.976
5	Avarandado Farm (Partnership II) [2]	Ribeiro Gonçalves / PI	nov/ 13	Grains	7.456	7.456
6	Morotí (Paraguai)	Boquerón	dec/ 13	Grains and Pasture	58.722	32.408
7	ETH Farm (Partnership III) [3]	Alto Taquari / MT	may/ 15	Sugarcane	3.478	3.478
8	Agro-Serra Farm (Partnership IV) [4]	São Raimundo das Mangabeiras / MA	feb/ 17	Sugarcane	13.645	13.645
9	São José Farm	São Raimundo das Mangabeiras / MA	feb/ 17	Grains and Sugarcane	17.566	10.142
10	Xingu Farm (Partnership V) [5]	Região do Xingu / MT	aug/ 18	Grains	13.092	13.092
11	Regalito Farm (Partnership V)	Região do Xingu / MT	sep/ 22	Grains	5.714	5.714
12	Arrojadinho Farm [6]	Jaborandi / BA	jan/ 20	Grains	16.644	11.716
13	Rio do Meio Farm [7]	Correntina / BA	jan/ 20	Grains	5.753	3.883
14	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/ 20	Grains	4.489	2.954
15	Serra Grande II Farm (Partnership VII) [8]	Baixa Grande do Ribeiro / PI	may/ 20	Grains	6.013	6.013
16	Acres del Sud (Bolívia)	Santa Cruz	feb/ 21	Grains and Sugarcane	9.875	8.978
17	Unagro Farm (Partnership VII) [9]	Santa Cruz	feb/ 21	Grains	1.065	1.065
18	São Domingos Farm (Partnership IX) [10]	Comodoro / MT	jul/ 22	Grains	7.657	7.657
19	Panamby Farm	Querência, MT	sep/ 22	Grains	10.793	5.589
21	Alto da Serra Farm (Partnership X) [11]	Brotas / SP	mar/ 24	Sugarcane	6.773	6.773
22	Novo Horizonte Farm (Partnership XI) [12]	Primavera do Leste / MT	may/ 24	Grains	4.767	4.767
	Total				**252.796**	**188.727**

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/21 until the 2024 harvest.
(2) BrasilAgro entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural development partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) BrasilAgro entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.
(9) Farm partnership on the farm for a crop.
(10) Farm partnership on the farm for up to 12 crops.
(11) Partnership for agricultural development on the farm for 2 cycles of 6 years of sugarcane.
(12) Partnership for agricultural development for up to 16 years.



RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AL
SE
AC
RO
TO
MT
BA
GO
MG
ES
MS
SP
RJ
PR
SC
RS
Bolívia
Paraguai
31.211 ha
17.958 ha
46.874 ha
56.106 ha
10.940 ha
24.212 ha
6.773 ha
58.722 ha

Total of 252,796

brasilagro | www.ri.brasil-agro.com
'30

INCOME STATEMENT (R$ thousand) 4 Q25 4 Q24 Chg. (% ) 20 25 20 24 Chg. (% ) - 18% 294.525 241.299 - 61% 289.360 111.998 Revenues from Farm Sales 5% 420.072 442.530 - 5% 139.486 131.998 Revenues from grains 14% 79.800 90.583 - 36% 17.905 11.420 Revenues from cotton 36% 239.313 325.265 18% 70.586 83.414 Revenues from sugarcane - 16% 31.362 26.457 53% 4.747 7.240 Revenues from cattle raising - 33% 17.833 11.868 - 17% 3.454 2.874 Revenues from farm leasing - 32% 7.400 5.026 - 46% 1.581 852 Other revenues - 1% (24.654) (24.286) 23% (7.395) (9.064) Deductions from gross revenue 5% 1.0 65.651 1.118.74 2 - 34% 519.724 34 0 .733 Net Sales Revenue n.a 40.499 122.671 - 15% 32.798 28.013 Change in fair value of biological assets and agricultural n.a (1.091) (8.069) n.a (770) (5.904) Reversal of provision for recoverable value of agricultural 12% 1.10 5.0 59 1.233.34 4 - 34% 551.752 362.84 1 Net Revenue 33% (46.151) (61.213) - 13% (45.710) (39.845) Cost of Farm Sale 12% (747.019) (833.910) 5% (226.572) (239.018) Cost of agricultural products sale 8% 311.890 338.221 - 70% 279.4 72 83.977 Gross Profit (55.0 64 ) 8% (59.512) (18.524) 8% (20 .0 58) Selling Expenses (65.534) 3% (67.4 88) (18.953) - 12% (16.710) General and Administrative Expenses (1.470) 84% (2.710) (385) n.a (819) Depreciation and Amortizat ion (42.026) 5% (43.973) (13.037) - 15% (11.028) Personnel expenses (9.779) - 21% (7.720) (2.275) 1% (2.291) Expenses with services providers (637) 11% (707) (126) 22% (154) Leases and Rents (11.622) 7% (12.378) (3.130) - 23% (2.418) Others expenses (5.4 27) - 12% (4 .753) (617) n.a 1.354 Other operating income/ expenses, net (58) n.a (1.4 24 ) - n.a - Equity pick up 5.70 8 n.a (80 .396) (36.653) n.a 12.90 6 Financial result 312.916 8% 337.510 105.875 71% 181.510 Financial income 29.428 - 34% 19.297 5.020 - 16% 4.214 I nterest on Financial I nvestments 1.792 - 21% 1.413 115 n.a 363 I nterest on assets 61 n.a - - n.a - Monetary variations 10.603 n.a 25.492 5.904 - 27% 4.281 Foreign exchange variations 41.376 - 95% 2.210 17.407 - 87% 2.210 I ncome from leasings' present value adjustment 81.459 33% 108.563 48.495 96% 95.025 I ncome from receivables from farm sales' present value 99.909 - 30% 69.737 47.573 - 49% 24.346 Realized results with derivatives 48.288 n.a 110.798 (18.639) n.a 51.071 Unrealized results with derivatives (307.208) 36% (417.906) (142.528) 18% (168.604) Financial expenses (1.777) - 45% (983) (803) - 77% (182) I nterest expenses (3.250) 59% (5.154) (1.607) - 40% (968) Bank charges (67.220) 25% (84.350) (20.801) 17% (24.404) I nterest on liabilities (26) n.a (57) (21) n.a - Monetary variations (12.340) n.a (25.114) (3.217) - 69% (998) Foreign exchange variations (43.071) 15% (49.510) (21.020) - 29% (14.982) Expense from leasings' present value adjustment (6.686) n.a (93.202) 436 n.a (86.797) Expense from receivables from farm sales' present value adjustment (41.950) n.a (112.456) (27.846) 90% (52.879) Realized results with derivatives (130.888) - 64% (47.080) (67.649) n.a 12.606 Unrealized results with derivatives - 35% 191.515 124 .64 8 - 71% 20 4 .725 60 .0 4 5 Profit (loss) before income and social contribution taxes - 62% 35.352 13.371 - 96% 28.184 1.235 I ncome and social contribution taxes - 39% 226.867 138.0 19 - 74% 232.851 61.281 Profit (loss) for the period n.a 102.683.444 102.683.444 n.a 102.683.444 102.683.444 Outstanding shares at the end of the period - 37% 2,20 94 1,3855 - 74% 2,2677 0 ,5968 Basic earnings (loss) per share - R$ ‘ 31

BALANCE SHEET – ASSETS Assets (R$ thousand) 0 6/ 30 / 20 25 0 6/ 30 / 20 24 Chg. (% ) Current assets 170.953 - 16% 142.908 Cash and Cash equivalents 22.941 - 26% 16.908 Marketable securities 31.718 - 7% 29.609 Derivative f inancial instruments 414.997 3% 429.465 Trade accounts receivable 233.542 26% 293.518 I nventories 210.335 26% 265.440 Biolog ial assets 1.0 84 .4 86 9% 1.177.84 8 15.004 n.a. - Non - current asset held for sale Non - current assets 26.930 20% 32.345 Biolog ical assets 15.720 n.a. - Marketable securities 6.757 62% 10.973 Derivative f inancial instruments 88.031 89% 166.145 Diferred taxes 588.467 3% 603.843 Accounts receivable and other credits 1.333.540 - 1% 1.323.834 I nvestment properties 2.968 - 5% 2.822 Transactions with related parties 2.734 - 51% 1.335 I nvestments 202.130 15% 232.669 Property, plant and equipment 4.479 14% 5.095 I ntangible assets 233.836 20% 280.093 Using rights 2.50 5.592 6% 2.659.154 3.60 5.0 82 6% 3.837.0 0 2 Total assets ‘ 32

CASH FLOW BALANCE SHEET - LIABILITIES Liabilities (R$ thousand) 0 6/ 30 / 20 25 0 6/ 30 / 20 24 Chg. (% ) Current liabilities 174.302 n.a 176.029 Trade accounts payable and other obligations 177.311 n.a 355.841 Loans, f inancing and debentures 20.703 4% 21.481 Labor obligations 69.190 - 78% 15.492 Derivative f inancial instruments 8.357 - 15% 7.082 Other liabilities 77.456 6% 82.330 Lease liabilities 527.319 25% 658.255 Non - current liabilities 36.725 27% 46.819 Trade accounts payable and other obligations 504.627 5% 529.678 Loans, f inancing and debentures 19.719 87% 36.880 Diferred taxes 284.604 21% 343.454 Lease liabilities 17.878 - 1% 17.632 Derivative f inancial instruments 699 13% 792 Provision for legal claims 9.275 - 9% 8.401 Related parties t ransactions 24.556 - 29% 17.363 Other liabilities 898.0 83 11% 1.0 0 1.0 19 1.4 25.4 0 2 16% 1.659.274 Total liabilities Equity 1.587.988 n.a. 1.587.988 Share Capital (11.343) n.a. (11.343) Expenses with issuance of shares (9.584) - 15% (8.193) Capital reserves (43.648) n.a. (43.648) Treasury shares 436.761 14% 499.780 Profits reserves 101.119 n.a. 42.220 Proposed additional dividends 118.387 - 6% 110.924 Comprehensive I ncome 2.179.680 n.a. 2.177.728 Total equity 3.60 5.0 82 6% 3.837.0 0 2 Total liabilities and equity ‘ 33

(R$ thousand) 20 25 20 24 Chg. (% ) CASH FLOW OF OPERATI NG ACTI VI TI ES 226.867 - 39% 138.019 Prof it (loss) f or the period Adjustments to reconcile net income 80.175 - 7% 74.953 Depreciation and amortization (194.842) - 8% (180.086) Farm Sales Gain 7.369 57% 11.552 Residual value of f ixed and intangible assets (1.478) n.a 466 Written - of f in investment properties 58 n.a 1.424 Equity Pickup 82.600 n.a (63.718) Gain unrealized results with derivatives (Net) 41.225 n.a 111.975 Exchange rate, monetary and f inancial charges (Net) (72.914) - 78% (15.709) Adjustment to present value f or receivables f rom sale of f arms, machinery and f inancial leasings 1.800 - 23% 1.392 Share based I ncentive Plan ("I LPA") (58.826) - 44% (32.686) I ncome and social contribution taxes (40.499) n.a (122.671) Fair value of biological assets and agricultural products and depletion of harvest 1.091 n.a 8.069 Provision (Reversal) of impairment of agricultural products af ter harvest - n.a (203) Provision (Reversal) allowance f or receivables credit (437) n.a 331 Provisions f or law suits - n.a 813 72.189 n.a (66.0 79) Changes in the Short Term Operating Capital 7.462 n.a (34.591) Trade accounts receivable (59.446) n.a (137.377) I nventories 69.918 89% 132.333 Biological Assets (9.668) 8% (10.418) Recoverable Taxes 27.003 - 72% 7.667 Derivative Transactions (24.563) n.a 11.027 Other assets (28.701) n.a 4.620 Suppliers 154 n.a (170) Related parties 435 n.a 14.015 Taxes payable (8.662) n.a 812 Labor obligations 12.052 n.a (17.516) Advance f rom customers (7.799) 15% (8.937) Lease liabilities 37.921 n.a (5.678) Other obligations (156) 53% (238) Payments of law suits (102.622) - 34% (67.772) Additions to investment properties (146.948) - 96% (6.157) Farm acquisitions 263.825 2% 269.802 Farm sales receipts - 17% 10 2.394 85.343 Net Cash generated by (used in) operating activities - 40% (22.972) (13.808) I ncome tax and social contribution paid - 10% 79.422 71.535 Net cash generated by (used in) operating activities CASH FLOW OF I NVESTMENT ACTI VI TI ES (68.405) 17% (79.973) Additions to immobilized and intangible 40.559 1% 41.050 Redemption of (investment in) marketable securities - n.a 12 Cash f rom business combination 40% (27.846) (38.911) Net Cash generated by (used in) investment activities CASH FLOW OF FI NANCI NG ACTI VI TI ES - 1% 448.057 443.601 Loans and f inancing raised 46% (43.873) (63.886) I nterest f rom Loans and Financing - 19% (350.933) (284.429) Payment of loans and f inancing - 51% (319.053) (155.983) Dividends paid n.a 3 - Capital increase - 77% (265.799) (60 .697) Generated (provided) net cash by financing activities - 87% (214 .223) (28.0 73) I ncrease (decrease) in cash and cash equivalents - 98% 1.339 28 FX Variation in cash and cash equivalents - 55% 383.837 170.953 Cash and cash equivalents initial balance - 16% 170.953 142.908 Cash and cash equivalents f inal balance ‘ 34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2025	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

34